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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                          FIRST EQUITY PROPERTIES, INC.
 ...............................................................................
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
 ...............................................................................
                         (Title of Class of Securities)


                                   320097-10-8
 ...............................................................................
                                 (CUSIP Number)


                               Robert A. Waldman
                          Nevada Sea Investments, Inc.
                    10670 North Central Expressway, Suite 600
                               Dallas, Texas 75231
                                 (214) 692-4758
 ...............................................................................
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                               February 11, 1997
 ...............................................................................
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 95103-2101
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     1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
         (entities only)

                     Nevada Sea Investments,Inc. 75-2604949
          .....................................................................

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     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) ..................................................................
         (b) ..................................................................
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     3)  SEC Use Only .........................................................
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                                       WC
     4)  Source of Funds (See Instructions) ...................................
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     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e) .........................................................
 ...............................................................................
-------------------------------------------------------------------------------

                                     Nevada
     6)  Citizenship or Place of Organization  ................................
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                                                      5,285,472
                  7)       Sole Voting Power ..................................
Number of         -------------------------------------------------------------
Shares Bene-                                             -0-
 ficially         8)       Shared Voting Power ................................
Owned by          -------------------------------------------------------------
Each Report-                                          5,285,472
 ing Person       9)       Sole Dispositive Power .............................
With              -------------------------------------------------------------
                                                         -0-
                 10)       Shared Dispositive Power ...........................
-------------------------------------------------------------------------------

                                                      5,285,472
     11) Aggregate Amount Beneficially Owned by Each Reporting Person .........
-------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions) ........................................................
--------------------------------------------------------------------------------
                                                              50%
     13) Percent of Class Represented by Amount in Row (11)....................

-------------------------------------------------------------------------------
                                                          CO
     14) Type of Reporting Person (See Instructions)...........................
 ...............................................................................
 ...............................................................................





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ITEM 1. SECURITY AND ISSUER.

         This Amendment No. 2 to Statement on Schedule 13D ("Amendment No. 2") is an amendment to (and restatement of) Schedule 13D for original date of event of June 27, 1995 filed with the Securities and Exchange Commission (the "Commission") on July 24, 1995, as amended by Amendment No. 1 thereto for event occurring on December 16, 1996 relating to shares of Common Stock, par value $0.01 per share (the "FEPI Common Stock") of First Equity Properties, Inc., a Nevada corporation (the "Issuer" or "FEPI"), which has its principal executive offices located at 10670 N. Central Expressway, Suite 410, Dallas, Texas 75231. The CUSIP number of the shares of FEPI common stock is 320097-10-8.

         The Issuer is Nevada corporation incorporated December 19, 1996 and is the ultimate successor-in-interest to Wespac Investors Trust III, a California real estate investment trust ("Wespac") originally established August 22, 1983. On November 29, 1996, the then shareholders of Wespac approved the conversion of Wespac into FEPI, which was accomplished by incorporating Wespac as a California corporation and merging it into FEPI, previously a wholly-owned subsidiary of Wespac, with FEPI as the surviving entity. The effective date of the merger of FEPI and the California corporation was December 24, 1996. Pursuant to such transaction, persons deemed to be prior holders of shares of beneficial interest, no par value, of Wespac became holders of FEPI Common Stock on a one-for-one exchange basis. Certificates representing shares of FEPI Common Stock were distributed by FEPI's transfer agent to the holders thereof on February 11, 1997. The CUSIP number of the shares of beneficial interest, no par value of Wespac was 951032-10-1.

ITEM 2. IDENTITY AND BACKGROUND.

         (a)-(c) and (f). This Amendment No. 2 is filed by Nevada Sea Investments, Inc. ("Nevada Sea"), a Nevada corporation which presently has its principal executive offices located at 10670 North Central Expressway, Suite 410, Dallas, Texas 75231. Nevada Sea received certificates representing the FEPI Common Stock described in Item 5 below registered in the name of Nevada Sea on or about February 11, 1997, which is the date (if any) requiring the filing of this Amendment No. 2. Nevada Sea's principal business is investment in real estate. The name, business address, present principal occupation or employment, and the name and address of the corporation or organization in which each such occupation, position, office or employment is conducted, of each of the executive officers or directors of Nevada Sea are set forth on Schedule 1 attached hereto. Each of the individuals listed on Schedule 1 is a citizen of the United States of America.

         (d) During the last five years, neither Nevada Sea nor any of its executive officers or directors has been convicted in a


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criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither Nevada Sea nor any of its executive officers or directors has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No funds were required of Nevada Sea to acquire the FEPI Common Stock on a one-for-one exchange basis pursuant to the transaction of succession described in Item 1 above.

ITEM 4. PURPOSE OF TRANSACTION.

         Nevada Sea originally acquired the shares of beneficial interest of Wespac in order to assume day-to-day operating control and management of Wespac (the Issuer's predecessor)and to attempt to resolve a bankruptcy proceeding involving Wespac through proposing and effectuating a Confirmed Plan and its ultimate Modification. Nevada Sea has no present plans or proposals which would result in Nevada Sea seeking to acquire the entire equity interest in the Issuer. Except as set forth in this Amendment No. 2, Nevada Sea has no present plans or proposals which relate to or would result in:

                  (a) the acquisition by any person of any additional securities of the Issuer or the disposition of securities of the Issuer, except that Nevada Sea may, if the appropriate opportunity exists, acquire additional securities of the Issuer or dispose of any portion or all of the securities of the Issuer presently owned; or

                  (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving Issuer; or

                  (c) a sale or transfer of a material amount of assets of the Issuer; or

                  (d) a change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the Board of Directors, except that the following individuals who are also designees of Nevada Sea and employees of one of Nevada Sea's affiliates have been elected as of the date of incorporation as two of the members of the Board of Directors:



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                                  Karl L. Blaha
                                F. Terry Shumate

                  (e) any material change in the present capitalization or dividend policy of the Issuer; or

                  (f) any other material change in the Issuer's business or corporate structure; or

                  (g) changes in Issuer's Charter, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, except that ownership of the number of shares of FEPI Common Stock by Nevada Sea described in Item 5 below could have the effect of making it more difficult for persons to obtain control of the Issuer in the future; or

                  (h) causing a class of securities of the Issuer to be de-listed from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

                  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of October 2, 1998, an aggregate of 5,285,472 Shares of FEPI Common Stock were held by Nevada Sea, which constitutes an aggregate of 50% of the total number of 10,570,944 Shares of FEPI Common Stock issued and outstanding as of such date. Nevada Sea had reported in Amendment No. 1 to
Schedule 13D dated January 28, 1997 ("Amendment No. 1") an entitlement to only 5,284,472 shares of beneficial interest of Wespac, but upon the effectiveness of the merger on December 24, 1996 and the reconciliation of shares of FEPI Common Stock for issuance, additional entitlements of others were discovered which caused an increase of 1,000 shares of FEPI Common Stock to Nevada Sea. Under the terms of the confirmed Plan of Reorganization as modified of Wespac, Nevada Sea was entitled to (and did) receive 50% of the total outstanding shares of FEPI Common Stock.

         (b) Nevada Sea has the sole power to vote 5,285,472 Shares of FEPI Common Stock and, subject to compliance with applicable securities laws, Nevada Sea has the sole power to dispose of all of such 5,285,472 Shares of Common Stock of the Issuer.



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         (c) During the 60 calendar days ended October 2, 1998, Nevada Sea did not engage in any transaction in Shares of FEPI Common Stock or any other equity interest derivative thereof.

         (d) No person other than Nevada Sea or its Board of Directors is known to have the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of, the 5,285,472 Shares of FEPI Common Stock held by Nevada Sea.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to an agreement effective May 12, 1995, Greenbriar Corporation (then known as Medical Resource Companies of America) granted an option to Nevada Sea to purchase a judgment from a California Court (the "Judgment") against the predecessor of FEPI and all of Greenbriar Corporation's claim against Wespac in the Bankruptcy Proceeding, which option was in lieu of any other agreement among the parties, written or verbal, relating to Wespac (the "Original Option"). As a result of various negotiations, the Original Option was amended and at the time of execution of a letter agreement dated May 31, 1996, Greenbriar Corporation conveyed to Nevada Sea an undivided 50% interest in and to the Judgment and the Claim which resulted in an undivided 25% out of an aggregate of 50% of new shares of Beneficial Interest of Wespac referred to in a Confirmed Plan as the "New Common Stock" on a "when issued" basis (which became the FEPI Common Stock). As a part of such arrangement, Greenbriar Corporation covenanted and agreed that it would not, without the prior written consent of Nevada Sea, sell or dispose of any of the 25% of the total of FEPI Common Stock which Greenbriar Corporation holds.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         None.




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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Statement on Schedule 13D is true, complete and correct.

Dated: October 2, 1998                   NEVADA SEA INVESTMENTS, INC.



                                         By: /s/ ROBERT A. WALDMAN
                                            -----------------------------------
                                            Robert A. Waldman, Secretary


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                                   SCHEDULE 1

                        EXECUTIVE OFFICERS AND DIRECTORS
                         OF NEVADA SEA INVESTMENTS, INC.



 NAME AND CAPACITY WITH
NEVADA SEA INVESTMENTS, INC.                   BUSINESS ADDRESS
----------------------------                   ----------------
Randall M. Paulson                        10670 N. Central Expressway
Director and President                    Suite 600
                                          Dallas, Texas 75231

Bruce A. Endendyk                         10670 N. Central Expressway
Vice President                            Suite 600
                                          Dallas, Texas 75231

Robert A. Waldman                         10670 N. Central Expressway
Director and Secretary                    Suite 600
                                          Dallas, Texas 75231

Drew D. Potera                            10670 N. Central Expressway
Treasurer                                 Suite 600
                                          Dallas, Texas 75231



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